GAMING TECHNOLOGIES, INC.

Two Summerlin

Las Vegas, NV 89135, USA

November 10, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Austin Pattan

Re:	Gaming Technologies, Inc.
Registration Statement on Form S-1
Filed September 1, 2021
File No. 333-259223

Ladies and Gentlemen:

On November 9, 2021, Gaming Technologies, Inc. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 4:30 p.m. Eastern time, Wednesday, November 10, 2021, or as soon thereafter as practicable.

The Company hereby WITHDRAWS that request and requests that acceleration of effectiveness of the Registration Statement not occur until the Company submits a new request for acceleration at a time to be determined

Very truly yours,

GAMING TECHNOLOGIES, INC

By: /s/ Jason Drummond
Name: Jason Drummond
Title: Chief Executive Officer